VENDEXKBB

Amsterdam, September 9, 2003

VENDEX KBB HALF YEARLY REPORT 2003/04

- **Sharp higher result for Fashion**
- **Considerable loss V&D**
- **Progress other formats in difficult environment**

Vendex KBB achieved with the continued activities in the first half of the fiscal year 2003/04 (as of July 31) an operating result on retail activities amounting to € 36.9 million (last year € 4.8 million). The operating result on continued activities (including internal rental income) amounted to € 55.6 million (last year € 24.8 million). Last year's result was seriously affected by a one-off charge (€ 47.9 million) for the revitalization of V&D.

The three business units with activities in several countries (HEMA, DIY and Fashion) reported a further growth of profit; in Fashion the increase was substantial. In the Netherlands the department store format Bijenkorf demonstrated resilience by improving the (negative) result in a stagnating market. The normalized result of Consumer Electronics was equal to last year; the result in the previous year was influenced by a one-off gain. As reported at the beginning of July, the operating result on retail activities of V&D (excluding the revitalization charge) was severely under pressure.

NET TURNOVER AND OPERATING RESULT ON RETAIL ACTIVITIES

	Net turnover		Operating result on retail activities	
(x € million)	2003/04	2002/03	2003/04	2002/03
HEMA	436	438	7.9	7.6
V&D	383	396	– 35.3	– 13.8
Revitalization charge V&D			–	*– 47.9*
Bijenkorf	175	173	– 8.0	– 8.9
Do-It-Yourself	629	540	49.2	47.5
Fashion	238	225	29.7	23.6
Consumer electronics	269	265	0.8	6.1
Other activities / holding	17	14	– 7.4	– 9.4
Total	**2.147**	**2.051**	**36.9**	**4.8**
Internal rental income			18.7	20.0
Operating result			**55.6**	**24.8**

Public relations
Peter van Bakkum, Tel. + 31-20 - 5490 432

Investor relations
Marius Zomer, Tel. + 31-20 - 5490 509

dw 9/25

Market conditions
In the course of the first half the market conditions became increasingly more difficult. In the second quarter the non-food retail trade was hit not only by the weak economy; the long period of summer weather kept many consumers away from the shops in the cities, especially in the exceptionally warm month of July. According to recently published official statistics the sales turnover figures of the Dutch non-food retail trade in terms of money fell by nearly 3% in the months from January up to and including May. Sales in May was down more than 6%. No macro figures are yet available for the months of June and July, but it may be assumed that the trend was accentuated in these months. The performance of Vendex KBB stood out favorably in this sharply negative market environment. The turnover on the continued activities rose nearly 5% in the first half to more than € 2.1 billion. Excluding the effect of acquisitions (DIY chains Brico and Leroy Merlin in Belgium) the increase amounted to more than 1% (first quarter up 2.9%, second quarter down 0.4%).

HEMA
HEMA recorded an almost 4% higher operating retail result of € 7.9 million. The growth was achieved in spite of a slight dip in turnover, which was mainly a consequence of lower sales in the warm month of July. While consumer prices on parts of the collection were reduced, the gross margin rose. The stocks position was also improved. The stores in Belgium continued to do good business; among others due to expansion both turnover and results were up. In Utrecht the new mechanized logistics centre will shortly be fully operational. As a result distribution costs will over time be further reduced and the merchandize availability in the stores will be further increased.

V&D
V&D's operating result on retail activities was under severe pressure. The main reason was a fall in turnover of more than 3%, which occurred entirely in the second quarter. The negative turnover trend made it necessary to mark down sharply in nearly all product groups, resulting in pressure on margins. The operating loss amounted to € 35.3 million. The loss last year was € 13.8 million, excluding a revitalization charge of € 47.9 million, chiefly earmarked for cleaning up the supply chain. Of this amount € 13 million was withdrawn in the first half of the previous year. In the past weeks additional measures have been devised for restoring the profitability of V&D. These far reaching measures have been announced today in a separate press release.

Bijenkorf
Bijenkorf's operating result on retail activities improved slightly to € −8 million, thanks partly to good cost management and to satisfactory development of the gross margins. Traditionally a department store format like Bijenkorf books a negative result in the first half year. The profit is realized entirely in the second half. Notwithstanding a weak July, the half-yearly sales figure showed a slight increase. This is attributable not only to expansion (Enschede) but also to well-timed commercial actions and promotions. The new medium BIJnews, introduced in May, is proving to be an effective and successful marketing instrument in today's market. The three fashion stores made good progress. The department stores in Rotterdam and particularly Amsterdam experienced in the first half of the year the consequences of the sharp fall-off in the number of foreign tourists. The twelfth Bijenkorf department store was opened at the end of August last in Maastricht.

DIY

DIY recorded a turnover growth, due especially to the acquisitions in Belgium (the Brico chain as of April 1, 2002, and the six megastores of Leroy Merlin as of July 1, 2003). Also in the Netherlands (Praxis, Formido) market share was gained. The operating result on retail activities rose 3.6% to € 49.2 million, a result to which all formats contributed. The collaboration between the formats in the Netherlands and Belgium, which among others should result in buying synergies, is going well.

Fashion

The Fashion business unit booked a 6% higher turnover. Thanks partly to tight stock control and improvements in the supply chain, this business unit substantially increased its operating result on retail activities by 26% to € 29.7 million. M&S, the expanding womens fashion format (now comprising 397 outlets in six countries), reported a significant growth of results compared with the lagging results in the first half of 2002/03. By means of effective supply chain management M&S succeeded in operating with appreciably less stocks. Substantially fewer mark-downs led to an important rise in gross margins. Hunkemöller sharply increased its operating result on retail activities and continued the rising trend of previous years. Like M&S, Hunkemöller is rapidly evolving into a European retail chain, now with 269 outlets in six countries.
Claudia Sträter, with its high positioning in the womens fashion market, was less successful as in the top year 2002/03. The half-year result was down, but remained at a good level. At the beginning of September Claudia Sträter opened its first outlet in Germany (Münster).

Consumer Electronics

Consumer Electronics reported a result of € 0.8 million. The half-year result of the previous year included a one-off gain. Without this effect the result remains on the same level. The multimedia and computer formats Dixons and Dynabyte booked substantially higher turnovers and sharply increased results. The performance of these formats steadily improved in the course of the first half of the year. Both chains benefited from the increased demand for digital photography (Dixons) and notebooks, peripherals and software (Dixons and Dynabyte). On the other hand, turnover and results of the formats specializing in household electronics (It's, Modern Electronics and Prijstopper) were under pressure. Now that these formats are operating under a single management with close back-office collaboration, the business is operationally in good shape. The dip in turnover and results is entirely the consequence of the weak economy.

Other activities / holding

The negative result of 'Other activities / holding' was reduced to € 7.4 million, partly due to elimination of costs related to restructuring and streamlining of the Group's ICT activities.

Operating result on continued activities

The operating result on the continued activities (including internal rental income and before amortization of goodwill) amounted to € 55.6 million. The total operating result (including amortization of goodwill, income from real estate and the result of discontinued activities) came out at € 53 million. The operating result reported last year (€ 188 million) included an amount of € 164 million, mainly consisting of the book profit on the sale of ten retail formats to the CVC investment company as of July 31, 2002.

Financing costs
The proceeds from the sale to CVC were largely used last year to reduce debts. As a consequence financing costs fell significantly to € 22 million.

Changes in value
The item 'Changes in value' was € 12 million negative last year as a result of a decrease in the value of Group interests in a number of Brazilian shopping centres. These were sold in the second half of the previous fiscal year.

Taxes
The tax burden (€ 11 million) rose to the normal level. Last year, on balance, no tax was payable in connection with the tax-free book profit on the sale to CVC.

Net profit
The above-mentioned mainly non-recurring effects in the previous fiscal year explain the considerable drop in net profit to € 20 million from € 148 million last year. The figure for earnings per share is € 0.22 against € 1.62 for the previous financial year.

Dividend
The interim dividend per ordinary share certificate is fixed at € 0.10 (€ 0.18 last year). The lowering of the dividend is related to the considerable charges required for the restructuring of V&D. In setting the dividend it was taken into account that a lower distribution would have had fiscal consequences for the buy-back of own shares at the beginning of the year.

Outlook
Mid May a statement was made about the development of results to be expected in the current year, based on the insights at that time concerning the economic developments. Since then the economic indicators have seriously deteriorated. It appears from recently revised official statistics that the fall in turnover of the Netherlands non-food retail trade in the first months of this year was greater than initially reported and than was assumed in the wording of the outlook. From May onward retail trade turnovers have come under ever-increasing pressure, especially in summer months.

Nevertheless - except for V&D - the earlier expressed expectations are maintained. This is assuming that the highly disappointing non food retail sales figures in the summer months were caused in part by the exceptional weather conditions and do not constitute a trend. It is expected that the operating results of HEMA, DIY and Fashion would remain at least at the same level, with improved results for Bijenkorf and an unchanged or slightly lower normalized result for Consumer Electronics. For V&D a loss of € 30 to € 50 million is expected.

CONSOLIDATED INCOME STATEMENT

(x € million, unless otherwise stated)	2003/04 1st half year	2002/03 1st half year	2002/03 2nd half year
Net turnover continued activities	2,147	2,051	2,306
Net turnover discontinued activities	–	356	4
Net turnover	**2,147**	**2,407**	**2,310**
Operating result on continued activities	56	25	113
Amortisation of goodwill	– 6	– 3	– 4
Result on disposal property	3	2	9
Operating result on discontinued activities *	–	164	– 2
Total operating result	**53**	**188**	**116**
Financial income and expenses	– 22	– 28	– 21
Changes in value	–	– 12	– 4
Result before tax	31	148	91
Taxation	– 11	0	– 35
Results of participating interests	0	0	– 2
Net result	**20**	**148**	**54**

Net result per common share before amortisation of goodwill *(x euro)* **	0.29	1.65
Net result per common share *(x euro)*	0.22	1.62
Interim dividend *(x euro)*	0.10	0.18

* *Discontinued activities: Dixtone (closed down May 2002), the formats sold to CVC as of July 31, 2002 (Prénatal, Scapino, Hans Anders optician's group, Siebel jeweller's group, Kijkshop and Perry Sport) and America Today (management buy-out in December 2002).*

** *The options on certificates of common shares outstanding at balance sheet date had no material diluting effect on net result per common share.*

Operating result HEMA, V&D and Bijenkorf

The table below gives the split of operating result on retail activities and internal rental income for HEMA, V&D and Bijenkorf, together with the corresponding figures reported in the previous fiscal year for these business units.

(x € million, first half year)	HEMA		V&D		Bijenkorf	
	2003/04	2002/03	2003/04	2002/03	2003/04	2002/03
Operating result on retail activities	7.9	7.6	– 35.3	– 61.7	– 8.0	– 8.9
Internal rental income	8.5	8.4	5.8	6.5	4.4	5.1
Operating result	16.4	16.0	– 29.5	– 55.2	– 3.6	– 3.8

CONSOLIDATED BALANCE SHEET (before profit appropriation)

(x € million)	July 31, 2003	July 31, 2002	Jan. 31, 2003
Fixed assets			
Intangible fixed assets	238	174	172
Tangible fixed assets	1,152	1,091	1,103
Financial fixed assets	55	42	55
	1,445	**1,307**	**1,330**
Inventories / debtors	913	960	866
Short-term liabilities	– 618	– 588	– 579
Operating working capital	**295**	**372**	**287**
	1,740	**1,679**	**1,617**
Financed by:			
Net interest-bearing debt *	839	773	689
Provisions	363	384	381
Group equity	538	522	547
* *Incl. subordinated debt and liquid funds*	**1,740**	**1,679**	**1,617**

CONSOLIDATED CASH FLOW STATEMENT

(x € million)	2003/04 1st half year	2002/03 1st half year
Operating income	**53**	**188**
of which included in investment activities		
Operating income discontinued activities	–	164
Operating income continuing activities	**53**	**24**
Depreciation and amortisation	79	71
Movements operational working capital and other movements	– 45	– 42
Cash flow from business operations continuing activities	**87**	**53**
Financial income and expenditures / tax paid on income	– 16	– 34
Cash flow from operating activities	**71**	**19**
Cash flow from investment activities		
Net capital expenditures from continuing activities	– 99	– 93
Net divestments Group companies	– 82	168
Cash flow from financing activities		
Dividend and buy-back of own shares	– 29	– 19
Movements in long-term liabilities	52	– 92
Balance of cash flows	**– 87**	**– 17**

STOCKHOLDERS' EQUITY STATEMENT

(x € million)	2003/04 1st half year	2002/03 1st half year
Balance at February 1	**547**	**396**
Net profit	20	148
Dividend paid	– 29	– 19
Buy-back of own shares	– 0	– 3
Balance at July 31	**538**	**522**

OTHER INFORMATION (continued activities)	2003/04 1e half year	2002/03 1e half year
Average number of common shares in issue (x million)	89.3	91.4
Net interest-bearing debts / EBITDAR * (rent adjusted; on a 12 month rolling base)	3.5x	3.2x
EBITDAR * / financial income & expenditures (rent adjusted; on a 12 month rolling base)	4.7x	4.6x
Gearing (net interest-bearing debts / stockholders' equity)	156%	148%
Operating margin (operating result on retail activities / net turnover)	1.7%	0.2%

* *Excl. revitalization charge V&D*

	July 31, 2003	Jan. 31, 2003	July 31, 2002
Number of stores	1,714	1,673	1,645
Average number of employees (FTE)	27,900	27,200	28,400

FINANCIAL AGENDA

Ex-dividend date interim dividend	September 10, 2003
Interim dividend made payable	as of September 15, 2003
Publication sales figures 3rd quarter 2003/04	November 12, 2003
Publication sales figures 4th quarter 2003/04	February 18, 2004
Publication annual figures 2003/04	April 6, 2004
Publication sales figures 1st quarter 2004/05	May 12, 2004
Annual General Meeting of Shareholders	May 12, 2004

The sales figures have not been audited by the external auditors.

VENDEXKBB

PRESS RELEASE

Amsterdam, September 9, 2003

Far reaching measures necessary for recovery of V&D's results

- **Number of jobs cut by 1,800**
- **At least 12 smaller department stores to be closed**
- **Cost reduction rising to € 50 million in 2005**
- **New basic concept to strengthen V&D's competitiveness**

Vendex KBB is set to radically reorganize and restructure V&D department stores. V&D's management has been given the green light for a comprehensive package of measures designed to lead to a sharp recovery of results (at least break-even) in the financial year 2004/05, and to structural improvements of the return on investment in the following years. For the implementation of the plans an one-off reorganization charge of € 80 to € 100 million will be taken in the second half of the current financial year.

The measures are aimed in the first place at a structural reduction of costs, rising to circa € 50 million by 2005, to be achieved in particular by streamlining and simplifying both the head office and the store organization. The measures have been submitted to the staff council for advice.

To a great extent the cost reduction will be realized by reducing the number of jobs in the existing organization and by closing stores. As a result some 1,800 jobs (full-time equivalent) will disappear out of a total workforce of circa 8,500 FTE.

Further, the trade organizations will be asked to consent to a pay-freeze at the level of 1 August last. This means that the in the existing collective labour agreement agreed wage rise of 1.25% due to be implemented with effect from 1 September will not take place. Moreover, this collective labour agreement will be prolonged to the end of 2005. If the trade organizations give their consent to this plan, Vendex KBB's social scheme can apply in full to all jobs discontinued with V&D.

The measures are necessary to bring the losses at V&D to a halt and to create the conditions for the structural recovery of results in the coming years. The process of change which V&D introduced two years ago has not up to now yielded sufficient result and has been overtaken by the deterioration of market conditions. After an encouraging stabilizing of turnover in the first quarter of this year, thanks partly to a successful 'Prices circus' in March, sales slumped dramatically in the course of the second quarter. This has caused severe pressure on results, leading to an operating loss on retail activities of over € 35 million in the first half of the current year. Over the year as a whole a loss between € 30 and € 50 million, excluding reorganization charge, is expected.

Public relations
Peter van Bakkum, Tel. + 31-20 - 5490 432

Investor relations
Marius Zomer, Tel. + 31-20 - 5490 509

In response to the unexpectedly sharp fall in turnover and result the Board of Management of Vendex KBB decided at the beginning of July to replace part of the V&D management team by managers who have proven their abilities under difficult circumstances. With effect from 1 August Dirk Goeminne and Eugène Randag were appointed respectively as chairman and director of operations. They had performed up to then the same functions with the sister organization HEMA.

After a thorough analysis of the problems at V&D the new management team came to the conclusion that, in the present weak economic climate, V&D can only be rescued from the danger zone by swift and rigorous intervention. By radically cutting costs across the board the loss can be completely eliminated in the next financial year.

In addition the cost-cutting measures commercial plans will be worked out aimed at transforming V&D into a healthy department store format. Central to these plans is the development of a basic concept for a department store of six to eight thousand square metres which, being dominant in a number of product categories, can maintain a competitive advantage in relation to speciality stores. Proceeding from this basic concept a variant will be developed for the flagship stores (more than 8,000 sq. m.) and for the stores smaller than 6,000 sq. m. (compact stores).

The package of measures is composed as follows:

Head office. Overhead reduction with circa 270 jobs by accelerated implementation of the new organization and control model. This leads to a drastic simplification of processes, so that the organization can devote itself better to core tasks such as customer focus, making the assortment more attractive, increasing the availability of goods, reducing stocks, margin management and cost control. At the same time the quality of the organization will be improved by strengthening the crew where required.

Store organization. Reduction of personnel costs as a percentage of turnover by changing staffing. By means of efficiency measures the number of logistic functions and ancillary back-office functions can be reduced. The number of floor managers and sales personnel will be reduced but the number of chief salesmen will be significantly expanded to improve service to customers. At the same time the store will receive more support from display people to present the assortment more attractively. On balance some 800 jobs go.

Stores. Of the 70 V&D department stores 24 small stores do not, in their present form, fit into the new basic concept that is required for a structurally profitable operation. It has been decided that five stores which are making losses or which do not structurally make a positive contribution at branch level are to be closed with effect from 1 February next. The stores concerned are those in Almelo, Geleen, Heerenveen, Kerkrade and Rotterdam-Oosterhof, which together deliver circa 2% of total turnover.

It is further the intention to find a new use, no later than 1 August 2004, for seven stores where the catchment areas are small. These are the stores in Helmond, Middelburg, Sneek, Tiel, Valkenswaard, Venlo and Vlaardingen, which together account for circa 4% of turnover. Plans to transfer these stores to among others the sister company HEMA will be worked out in the coming months. Effectuation of both phases (12 stores) means the discontinuation of some 500 jobs and a

reduction of the rental commitment. The related costs are included in the above mentioned on-off reorganization charge of € 80 to € 100 million.

No detailed plans have yet been made for the remaining twelve smaller stores. Whether these branches have a future will be considered in more detail in the period up to February 2005.

Catering and food. The number of jobs with the catering and food format La Place will be reduced by 200. Further, the activities of the bakeries in Sint-Oedenrode and Aduard will be stopped with effect from 1 February 2004. Production will be taken over by HEMA bakeries. The closure of the two bakeries will cost 45 jobs.

Logistics. The distribution centre in Amsterdam will be closed. This centre, which is used exclusively as a goods trans-shipment facility, is made redundant by more efficient use of available space at the head office location. The personnel consequences are limited. No measures are envisaged for the other three distribution centres, transport and the other central logistic services.

The commercial plans which are designed to restore V&D to a structurally profitable situation will be worked out in detail in the coming months. Further information will be provided when these plans have taken shape.